CORFICOLOMBIANA S.A.

Nit 890.300.653-6 RECEIVED

2006 SEP 28 P 1:00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CORFIVALLE
Una marca Corficolombiana

082-03437

06017152

Cali, September 19, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

SUPPL

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Press release in newspaper **La República** and **El País** dated September 12, 2006 to inform them about the shares ordinary and preferential of the Corporation.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

dw 9/28

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com – www.corfivalle.com

CORFICOLOMBIANA S.A.

Nit 890.300.653-6

CORFIVALLE
Una marca Corficolombiana

RECEIVED

2006 SEP 28 P 1:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cali, September 19, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Press release in newspaper **La República** and **El País** dated September 12, 2006 to inform them about the shares ordinary and preferential of the Corporation.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com – www.corfivalle.com

CORPORACION FINANCIERA COLOMBIANA S.A.

IS HEREBY ADVISING ITS SHAREHOLDERS AND THE PUBLIC IN GENERAL THAT:

1. From September 14, 2006, common shares and non-voting preferred dividend shares issued as a result of the capitalization of the equity revaluation account, approved at the August 25, 2006 shareholders´ assembly meeting, shall be outstanding in an dematerialized way, pursuant to the agreement made between the Company with Deposit Centralizado de Valores S.A. DECEVAL.

2. Therefore, since the indicated date, any trade that involves the mentioned shares of the company (transfer, lien, protecting measures and any other measure affecting the rights contained in their respective value) shall be executed by recording the business in the deposit accounts kept by DECEVAL. The writing down of the account shall constitute the respective right.

3. For this purpose, since September 14, 2006, the Company shall act as Direct Depositor of the shareholders owning the mentioned shares (intermediary between the shareholders and DECEVAL), unless the shareholders designate their own Direct Depositor – which should be explicitly said to the Corporation.

4. Whoever is the holder of the electronic register, shall report to DECEVAL – through its Direct Depositor – on the respective business, in order to execute such business by recording it on the relevant account.

5. DECEVAL shall issue a certificate in favor of the holder of the electronic register, indicating the number of shares possessed.

   The certificates issued by DECEVAL for this purpose shall be used to exercise the right inherent to the same, however they may not be come outstanding nor used to transfer the property of their value.

PEDRO NEL OSPINA SANTAMARIA
President

...le potencias
...millones de dólares

...co años?
...imiento g...

...dican ...ropa

...onomías


US$100
por barril de crudo, sería soportado por economía europea
2,6%
crecimiento promedio de EE.UU. con actuales costos de petróleo
2,9%
creció economía estadounidense en último trimestre

...be por sus siglas en inglés, ...bajó su consenso del panorama ... crecimiento del Producto ...terno Bruto (PIB) para todo 2006, a 3,3 por ciento desde ...a proyección previa de 3,5 ...r ciento.

"El crecimiento no es tan ro...sto como en la primavera, pero ...economía de ninguna manera ... está adormeciendo", indicó ...rl Tannenbaum, presidente ...cto de la Nabe y economista ...e de LaSalle Bank/ABN Amro ...Chicago.

Para 2007, el panel de la Nabe ...ortó sus expectativas para el ...cimiento del PIB real a 2,8

...nte: Infoaserca, CBOT / * 48% de Proteína Fob Golfo
Precio Fob Arroz Blanco 5% Grano Partido
...rce: Unidad de Planeación Bolsa Nacional Agropecuaria S.A.

ENERGÍA: Grupo no descarta recorte de suministros

Opep mantien... producción pe...

países de la Asem enviaron un fuerte mensaje sobre qué hacer ... indicaron en la declaración.

Xinhua

LA CORPORACIÓN FINANCIERA COLOMBIANA S.A.

AVISA A SUS ACCIONISTAS Y AL PÚBLICO QUE:

1. A partir del 14 de septiembre de 2006 la circulación de las acciones ordinarias y preferenciales sin derecho a voto emitidas por concepto de la capitalización de la cuenta de revalorización del patrimonio, aprobada en la asamblea de accionistas del 25 de agosto de 2006, se adelantará de manera desmaterializada conforme al contrato celebrado por la Compañía con el Depósito Centralizado de Valores S.A. DECEVAL.
2. Por consiguiente, a partir de la fecha indicada, cualquier negocio que se efectúe sobre las mencionadas acciones de participación de la compañía (transferencia, gravámenes, medidas cautelares y cualquier afectación a los derechos contenidos en el respectivo valor) se perfeccionará mediante el registro del negocio en las cuentas de deposito que llevará DECEVAL. La anotación en cuenta será constitutiva del respectivo derecho.
3. Para estos efectos, a partir del 14 de septiembre de 2006, la Compañía actuará como Depositante Directo de los accionistas propietarios de las mencionadas acciones (interlocutor entre los accionistas y DECEVAL), salvo que los accionistas designen su Depositante Directo -debiendo manifestárselo expresamente a la Corporación-.
4. Quien figure como titular del registro electrónico deberá informar a DECEVAL -a través de su Depositante Directo- del negocio respectivo, con el fin de que el mismo se perfeccione mediante la anotación en cuenta correspondiente.
5. Quien figure como titular del registro electrónico, tendrá derecho a que DECEVAL, expida en su favor certificados en donde conste su calidad de tal y el número de acciones de que es propietario.
Los certificados que al efecto expida DECEVAL prestarán mérito ejecutivo y servirán para ejercer los derechos inherentes a los mismos, pero no podrán circular ni servirán para transferir la propiedad de los valores.

PEDRO NEL OSPINA SANTAMARÍA
Presidente

CORFICOLOMBIANA S.A.

NOTARIO PRIMERO DEL CIRCULO DE CALI — 21 SEP 2006 — ...DRO LUIS CORTES ABELLA NOTARIO PRIMERO

INDICADO...

Dow Jones


Datos en punto...
11.420
11.406,20
11.396
11.372
11.348
11.325
06
07
08

Las acciones de Estados Unidos ... alza marginal por una subida de lo... nología. El promedio industrial Do... 4,73 puntos, para cerrar en 11.39...

Fuente: Bloomberg-Reuters

Standard & Po...


Datos en puntos
1.301
1.300,26
1.299
1.297
1.295
1.293
06
07
08

El índice Standard & Poor's 500 cons... aumento de 0,62 punto, para cerra... puntos. Los títulos del fabricante C... Inc. ganaron un 1 por ciento a 21,96

Fuente: Bloomberg-Reuters

Financial Time...


Datos en puntos
5.999
5.981,70
5.959
5.919
5.879
5.840
Septiembre
06
07
08

Las acciones europeas cayeron a su... en casi un mes, por las bajas de los ... neras y petroleras. En Europa, el índ... FTSE 100 retrocedió un 0,48 por cie...

Fuente: Bloomberg-Reuters

México/Mexbol


5,40
04
05
06
07
08
Septiembre

Fuente: Bloomberg

Colombia

ESCÁNDALO. Explicaciones del Presiden

Persisten el

Sin embargo, consideró que el Presidente actuó bien al "aventurarse" a hablar ante los colombianos sin tener la claridad total de los hechos. "Fue valiente al tomar un riesgo tan grande como el que tomó para sostener que no hubo participación de miembros de las Fuerzas Militares en esos atentados".

Para el analista Jairo Libreros, por el contrario, "la alocución del Presidente tuvo muchos vacíos", y criticó la tendencia actual de trasladar todo debate a la Fiscalía.

"Al poner al fiscal Mario Iguarán como la persona que le diga al país que no existen pruebas sobre la participación de los militares, está eludiendo la responsabilidad política que le cabe y eso no lo puede hacer un Presidente", precisó Libreros.

El analista también se preguntó: "¿No será que las Farc están siendo más astutas en materia de inteligencia que el propio Ejército y en esa medida no se ha podido judicializar a los oficiales?".

Y agregó: "Aquí lo que hubo fue un operativo de infiltración de las Farc que terminó engañando a las Fuerzas Militares, a tal punto que difícilmente se pueda asumir una responsabilidad judicial en cabeza de la Fiscalía".

La presidenta del Senado, D[...]

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Reseña

MEDELLÍN

Detenido por asesinato de su mamá

La Policía de Medellín detuvo a un hombre que aparentemente [...] Valle, cuatro de la Universidad Autónoma de Occidente y otros cuatro de la Universidad del Cauca.

LA CORPORACIÓN FINANCIERA COLOMBIANA S.A.

AVISA A SUS ACCIONISTAS Y AL PÚBLICO QUE:

1. A partir del 14 de septiembre de 2006 la circulación de las acciones ordinarias y preferenciales sin derecho a voto emitidas por concepto de la capitalización de la cuenta de revalorización del patrimonio, aprobada en la asamblea de accionistas del 25 de agosto de 2006, se adelantará de manera desmaterializada conforme al contrato celebrado por la Compañía con el Depósito Centralizado de Valores S.A. DECEVAL.
2. Por consiguiente, a partir de la fecha indicada, cualquier negocio que se efectúe sobre las mencionadas acciones de participación de la compañía (transferencia, gravámenes, medidas cautelares y cualquier afectación a los derechos contenidos en el respectivo valor) se perfeccionará mediante el registro del negocio en las cuentas de depósito que llevará DECEVAL. La anotación en cuenta será constitutiva del respectivo derecho.
3. Para estos efectos, a partir del 14 de septiembre de 2006, la Compañía actuará como Depositante Directo de los accionistas propietarios de las mencionadas acciones (Interlocutor entre los accionistas y DECEVAL), salvo que los accionistas designen su Depositante Directo -debiendo manifestárselo expresamente a la Corporación-.
4. Quien figure como titular del registro electrónico deberá informar a DECEVAL -a través de su Depositante Directo- del negocio respectivo, con el fin de que el mismo se perfeccione mediante la anotación en cuenta correspondiente.
5. Quien figure como titular del registro electrónico tendrá derecho a que DECEVAL, expida en su favor certificados en donde conste su calidad de tal y el número de acciones de que es propietario.

Los certificados que al efecto expida DECEVAL prestarán mérito ejecutivo y servirán para ejercer los derechos inherentes a los mismos, pero no podrán circular ni servirán para transferir la propiedad de los valores.

PEDRO [...]SPINA SANTA MARÍA
Presiden[...]

CORFICOLOMBIANA S.A.

[...] CIRCUITO DE CALI
21 SEP 2006